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                                                                      EXHIBIT 13

                     CERTIFICATE OF THE SOLE STOCKHOLDER OF
                      MERRILL LYNCH REAL ESTATE FUND, INC.

         Merrill Lynch Asset Management, L.P. ("MLAM"), the holder of 2,500 Class A shares of common stock, par value $0.10 per share, 2,500 Class B shares of common stock, par value $0.10 per share, 2,500 Class C shares of common stock, par value $0.10 per share, and 2,500 Class D shares of common stock, par value $0.10 per share, of Merrill Lynch Real Estate Fund, Inc. (the "Fund"), a Maryland corporation, does hereby confirm to the Fund its representation that it purchased such shares for investment purposes, with no present intention of redeeming or reselling any portion thereof, and does further agree that if it redeems any portion of such shares prior to the amortization of the Fund's organizational expenses, the proceeds thereof will be reduced by the proportionate amount of unamortized organizational expenses which the number of shares being redeemed bears to the number of shares initially purchased and outstanding at the time of redemption. MLAM further agrees that in the event such shares are sold or otherwise transferred to any other party, that prior to such sale or transfer MLAM will obtain on behalf of the Fund an agreement from such other party to comply with the foregoing as to the reduction of redemption proceeds and to obtain a similar agreement from any transferee of such party.

                                           MERRILL LYNCH ASSET MANAGEMENT, L.P.
                                           By:   /s/ Philip L. Kirstein
                                                -------------------------------
                                                   Philip L. Kirstein
                                                   Senior Vice President,
                                                   General Counsel and Secretary


Dated: November 12, 1997